================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   ----------

                             LIFE TECHNOLOGIES, INC.
                                (Name of Issuer)


 Common Stock, $.01 par value per share                       532177201
     (Title of class of securities)                         (CUSIP number)

                            Richard A. Weinberg,Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 With a copy to:

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                                November 25, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 14 pages)

================================================================================


NYFS01...:\01\47201\0001\2037\SCHN248Y.08B

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 2 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              ISP OPCO HOLDINGS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  2,035,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             2,035,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 3 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ISP INVESTMENTS INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:             2,035,400
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,035,400
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 4 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            INTERNATIONAL SPECIALTY
                   S.S. OR I.R.S. IDENTIFICATION NO.   PRODUCTS INC.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            2,035,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       2,035,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 5 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             SAMUEL J. HEYMAN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            2,035,400
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       2,035,400
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,035,400
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.56%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 6 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             BEAR, STEARNS & CO. INC.
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                414,215
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           414,215
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    414,215
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.74%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 7 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             FREDERICK R. ADLER
                   S.S. OR I.R.S. IDENTIFICATION NO.    INTANGIBLE ASSET
                   OF ABOVE PERSON                      MANAGEMENT TRUST

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    713,395
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               713,395
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    713,395
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     3.0%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 8 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON           THE COHEN REVOCABLE TRUST
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            California
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:               397,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:          397,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    397,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.67%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 532177201                    13D               Page 9 of 24 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             A. CHANG
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                         (b) [ ]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            USA
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              135,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         135,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    135,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.57%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on November 20, 1998 by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), International Specialty Products Inc. ("ISP"), and Samuel J. Heyman (collectively, the "Original Reporting Persons") with respect to their ownership of common stock, par value $.01 per share (the "Common Stock"), of Life Technologies, Inc. (the "Company"). As indicated in Item 2, Bear, Stearns & Co. Inc. ("Bear, Stearns"), Frederick R. Adler Intangible Asset Management Trust (the "Adler Trust"), The Cohen Revocable Trust (the "Cohen Trust"), and A. Chang ("Chang") (collectively, the "Additional Reporting Persons") have joined with the Original Reporting Persons to form a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934. The Original Reporting Persons, together with the Additional Reporting Persons, are sometimes hereinafter referred to as the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 2.     Identity and Background

            Bear, Stearns, a Delaware corporation, is a securities broker/dealer. The business address of Bear, Stearns is 245 Park Avenue, New York, New York 10167. The name, position, business address and citizenship of each director and executive officer of Bear, Stearns are set forth on Schedule A hereto.

            The Adler Trust is a New York trust established for the benefit of Frederick R. Adler. The Adler Trust does not conduct business, but principally holds 713,395 Shares. The business address of the Adler Trust is c/o Susan R. Chapman, Trustee, 175 East 64th Street, New York, New York 10021. Susan R. Chapman, Trustee to the Adler Trust, is an individual investor whose business address is 175 East 64th Street, New York, New York 10021. Susan R. Chapman is a citizen of the United States of America.

            The Cohen Trust is a California trust established for the benefit of
S. and J. Cohen. The Cohen Trust does not conduct business, but principally holds 397,100 Shares and certain other investment assets. The business address of the Cohen Trust is c/o Kirkland & Ellis, 153 East 53rd Street, New York, New York 10022. The name of the trustee of the Cohen Trust is S. Cohen.

            Chang, a citizen of the United States of America, is engaged in the business of research. Chang's principal place of business is not fixed.

            None of the Additional Reporting Persons nor any of the persons listed on Schedule A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

            Since the filing of the Schedule 13D, ISP Investments purchased an aggregate of 84,000 Shares for total consideration (including brokerage commissions) of $3,144,737 derived from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

            Bear, Stearns has purchased an aggregate of 414,215 Shares for total consideration (including brokerage commissions) of $15,325,955 derived from working capital of Bear, Stearns and from personal funds of discretionary accounts.

            The Adler Trust has purchased an aggregate of 713,395 Shares for total consideration (including brokerage commissions) of $12,465,017.33 derived from personal funds.

            The Cohen Trust received an aggregate of 397,100 Shares as a contribution from its settlors, S. and J. Cohen, who utilized personal funds to make the purchases. The amounts utilized to make the initial purchases are unavailable to S. and J. Cohen.

            Chang has purchased an aggregate of 135,500 Shares utilizing personal funds for the purchases. The amounts utilized to make the initial purchases are unavailable to A. Chang.


ITEM 4.     Purpose of Transaction

            On November 23 1998, ISP filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, seeking clearance to purchase up to 15% of the Common Stock.

            The Reporting Persons do not intend to tender their Shares pursuant to the tender offer being made by Dexter Corporation because the Reporting Persons believe that the price being offered substantially undervalues the Shares.

            Except as set forth above, the response of the Reporting Persons to this Item 4 as previously disclosed in the Schedule 13D has not changed.


ITEM 5.     Interest in Securities of the Issuer

            As of the close of business on November 27, 1998, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 3,695,610 Shares, representing approximately 15.55% of the Common Stock outstanding on November 27, 1998 (based on 23,770,344 shares of Common Stock believed by the Reporting Persons to be outstanding as of November 3, 1998).

            ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,035,400 Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares owned by ISP Investments.

            Bear, Stearns has the sole power to vote, direct the voting of, dispose of and direct the disposition of 414,215 Shares.

            The Adler Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 713,395 Shares.

            The Cohen Trust has the sole power to vote, direct the voting of, dispose of and direct the disposition of 397,100 Shares.

            Chang has the sole power to vote, direct the voting of, dispose of and direct the disposition of 135,500 Shares.

            Each of the Original Reporting Persons disclaims beneficial ownership of the Shares owned by each of the Additional Reporting Persons and each of the Additional Reporting Persons disclaims beneficial ownership of the Shares owned by each of the other Reporting Persons.

            Since the filing of the Schedule 13D, ISP Investments effected transactions in Shares in open market transactions as set forth in Schedule B hereto. In the past 60 days, the Additional Reporting Persons effected transactions in Shares in open market transactions as set forth in Schedule C hereto.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On November 25, 1998, ISP and each of the Additional Reporting Persons entered into a letter agreement (the "Group Agreement") pursuant to which each of the parties agreed (i) for a period of six months not to sell or otherwise dispose of any Shares unless all of the parties mutually agree (or, in the case of Bear, Stearns, sell Shares pursuant to its market-making activities which would reduce its ownership to below 300,000 Shares), (ii) to bear its own costs and expenses incurred in connection with its ownership of Shares, the Group Agreement or any transactions entered into pursuant to the Group Agreement, provided that any expenses incurred by a party for the common benefit of all shall be shared by the parties, other than the Adler Trust, on a pro rata basis, (iii) to join with ISP in a Schedule 13D filing and any required amendments and (iv) not to enter into any other contract, arrangement, understanding or relationship with any other person with respect to equity securities of the Company for a period of six months without the written consent of the other parties.

            A copy of the Group Agreement is set forth as Exhibit 1 hereto and incorporated herein by reference.


ITEM 7.     Materials to be Filed as Exhibits

            1. Form of Group Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

            [The remainder of this page intentionally left blank.]

                                   SIGNATURES


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 30, 1998

                                          ISP OPCO HOLDINGS INC.
                                          ISP INVESTMENTS INC.
                                          INTERNATIONAL SPECIALTY PRODUCTS INC.

                                          By: /s/ James P. Rogers
                                              ----------------------------------
                                              James P. Rogers
                                              Executive Vice President Finance


                                              /s/ Samuel J. Heyman
                                              ----------------------------------
                                              Samuel J. Heyman



                                          BEAR, STEARNS & CO. INC.

                                          By: /s/ Robert Steinberg
                                              ----------------------------------
                                              Robert Steinberg
                                              Senior Managing Director



                                          FREDERICK R. ADLER INTANGIBLE ASSET
                                          MANAGEMENT TRUST

                                          By: /s/ Susan R. Chapman
                                              ----------------------------------
                                              Susan R. Chapman
                                              Trustee



                                          THE COHEN REVOCABLE TRUST

                                          By: /s/ S. Cohen
                                              ----------------------------------
                                              S. Cohen
                                              Trustee


                                              /s/ A. Chang
                                              ----------------------------------
                                              A. Chang

                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS AND CO. INC.
          --------------------------------------------------------------


      Name                    Principal Occupation or Employment
      ----                    ----------------------------------
Alan C. Greenberg             Chairman of the Board and Director
James E. Cayne                President, Chief Executive Officer and Director
Alan D. Schwartz              Executive Vice President and Director
Warren J. Spector             Executive Vice President and Director
Michael L. Tarnopol           Executive Vice President and Director
John L. Knight                Director
John H. Slade                 Director Emeritus
Kenneth L. Edlow              Secretary
William J. Montgoris          Chief Operating Officer
Michael J. Abatemarco         Controller and Assistant Secretary
Michael Minikes               Treasurer
Frederick B. Casey            Assistant Treasurer
Mark E. Lehman                Executive Vice President - General Counsel and
                              Director
Samuel L. Molinaro, Jr.       Chief Financial Officer

            John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square, London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                   SCHEDULE B


      The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Original Reporting Persons since the filing of the Schedule 13D. All transactions were effectuated in the open market through a broker.


           ISP Investments Inc. (through ISP Investments Grantor Trust)
           ============================================================

                                    Number of
      Date                       Shares Purchased              Price Per Share*
      ====                       ================              ================

   11-23-98                             1,500                      $37.55

   11-24-98                            82,500                       37.44


















--------

*Excluding commissions.

                                   SCHEDULE C


   The following schedule sets forth information with respect to each transaction in Shares which was effectuated by the Additional Reporting Persons in the 60 day period prior to the filing of this Amendment No. 1. All transactions were effectuated in the open market through a broker.


                            BEAR, STEARNS & CO. INC.
                            ========================

                                    Number of

   Date                       Shares Purchased (Sold)      Price Per Share**
   ====                       =======================      =================


10/7                                    1,000                   31
10/7                                    1,000                   31 3/4
10/8                                     (500)                  30 3/16
10/13                                     100                   32 7/8
10/23                                  (5,900)                  34 7/8
10/26                                    (200)                  36 1/2
10/26                                  (1,000)                  35 3/4
10/28                                 (25,000)                  36 11/16
10/28                                 (30,000)                  36.5288
10/28                                   2,500                   36 9/16
10/28                                   3,300                   36 11/16
10/28                                   5,000                   36 9/16
10/28                                   5,000                   36 1/2
10/28                                   5,000                   36 3/8
10/28                                   5,000                   36 1/2
10/28                                   5,000                   36 9/16
10/28                                   7,500                   36 9/16
10/28                                   9,000                   36 5/8
10/28                                  10,000                   36 1/2
10/28                                  64,000                   36 1/2
10/28                                    (300)                  36 5/8
10/28                                  (4,700)                  36 1/2
10/28                                     100                   36 5/8
10/28                                     900                   36 5/8
10/28                                   1,000                   36 5/8
10/28                                   1,000                   36 5/8
10/28                                   1,000                   36 5/8
10/28                                   1,000                   36 5/8
10/28                                   1,100                   36 5/8
10/28                                   2,000                   36 9/16
10/28                                   2,000                   36 9/16
10/28                                   2,000                   36 9/16
10/28                                   2,000                   36 9/16
10/28                                   2,000                   36 9/16
10/28                                     400                   36.5288
10/28                                   6,501                   36.5288
10/28                                     300                   36.5288


-----------------------------

**Excluding commissions.

10/28                                     300                          36.5288
10/28                                   1,940                          36.5288
10/28                                   6,062                          36.5288
10/28                                  12,700                          36.5288
10/28                                   1,797                          36.5288
10/29                                 (90,000)                         37.0063
10/29                                     600                          36 31/32
10/29                                     700                          36 31/32
10/29                                  14,300                          36 31/32
10/29                                  15,000                          36 31/32
10/29                                  25,000                          37
10/29                                   3,300                          36.9450
10/29                                  15,000                          36 5/8
10/29                                  20,000                          36 7/8
10/29                                  31,264                          36 3/4
10/29                                  (5,000)                         37
10/30                                   1,500                          37 1/16
10/30                                   5,000                          37 1/16
10/30                                   5,000                          37 1/8
10/30                                   9,300                          37 1/16
10/30                                  10,000                          37 1/16
10/30                                  10,000                          37 1/16
10/30                                  15,000                          37
10/30                                  20,000                          37 1/8
10/30                                  35,000                          37.0357
10/20                                (120,000)                         37.1226
11/02                                 (70,000)                         37.1582
11/02                                     500                          37 1/8
11/02                                   2,500                          37
11/02                                   3,700                          37 1/8
11/02                                   5,000                          37 1/8
11/02                                   5,000                          37 1/8
11/02                                   5,000                          37 1/8
11/02                                   5,000                          37 1/8
11/02                                   5,800                          37 1/8
11/02                                  10,000                          37
11/02                                  10,000                          37 1/8
11/02                                   8,500                          37 1/8
11/02                                  10,900                          37 1/16
11/02                                     100                          37
11/02                                     200                          37 1/8
11/03                                     600                          37 1/4
11/03                                   1,500                          37 1/4
11/03                                   1,600                          37 1/4
11/03                                   7,800                          37 1/4
11/03                                  47,500                          37 3/16
11/03                                  75,000                          37.2500
11/03                                  (5,000)                         37 1/4
11/03                                  (5,000)                         37 5/16
11/03                                (132,500)                         37.3501
11/04                                     600                          37 1/4
11/04                                     900                          37 1/4
11/04                                   1,000                          37 1/4
11/04                                   1,900                          37 19/64
11/04                                   2,400                          37 1/4
11/04                                   2,500                          37 3/16
11/04                                   9,100                          37 1/4
11/04                                  10,000                          37 5/16

11/04                                  10,000                          37 1/4
11/04                                  10,000                          37 1/4
11/04                                  10,000                          37 1/4
11/04                                 250,000                          37.2500
11/04                                (307,500)                         37.3642
11/04                                  65,000                          37.2500
11/04                                 (65,000)                         37.2500
11/04                                     500                          37 3/16
11/05                                  (5,000)                         37
11/05                                  (7,500)                         37
11/05                                 (10,000)                         37
11/05                                 (10,000)                         37 3/8
11/05                                 (55,000)                         37.1736
11/05                                   9,000                          37 5/16
11/05                                  10,000                          37 3/8
11/05                                  25,800                          37
11/05                                    (100)                         37 1/16
11/05                                    (100)                         37
11/05                                    (100)                         37
11/05                                    (100)                         37 1/16
11/05                                    (500)                         37
11/05                                  (2,000)                         37
11/05                                  (5,000)                         37
11/05                                  (5,000)                         37
11/05                                  (5,000)                         37
11/05                                  (5,000)                         37
11/05                                   5,000                          37
11/05                                   7,500                          37 5/16
11/05                                    (344)                         37 3/8
11/05                                  (1,952)                         37 3/8
11/05                                    (304)                         37 3/8
11/05                                    (284)                         37 3/8
11/05                                    (753)                         37 3/8
11/05                                  (2,929)                         37 3/8
11/05                                  (2,767)                         37 3/8
11/05                                    (667)                         37 3/8
11/06                                     200                          37 1/4
11/06                                     300                          37 3/16
11/06                                   1,000                          37 3/16
11/06                                   1,000                          37 3/16
11/06                                   1,200                          37 7/32
11/06                                  10,000                          37 1/8
11/06                                 (15,000)                         37.2500
11/09                                (108,000)                         37.3935
11/09                                     100                          37 5/16
11/09                                   8,000                          37 1/8
11/09                                 100,000                          37.2813
11/10                                  (1,100)                         37 1/8
11/10                                  (1,100)                         37 9/32
11/10                                  (2,500)                         37 1/16
11/10                                  (3,900)                         37 1/4
11/10                                  (5,500)                         37 1/8
11/10                                  (9,900)                         37 1/16
11/10                                 (10,000)                         37 1/16
11/10                                 (75,000)                         37 1/8
11/10                                     300                          37 1/4
11/10                                     400                          37 1/4
11/10                                 158,350                          37

11/10                                    (100)                         37 3/16
11/10                                    (100)                         37 1/8
11/10                                  (1,000)                         37 1/16
11/11                                     200                          37 3/16
11/11                                   1,300                          37 3/16
11/11                                   3,700                          37 3/16
11/11                                  27,475                          37.1546
11/11                                 (35,000)                         37.2500
11/11                                     200                          37 1/4
11/12                                     200                          37 1/2
11/12                                     500                          37 1/2
11/12                                   1,500                          37 1/4
11/12                                  (3,500)                         37.3100
11/13                                   4,400                          37 5/16
11/13                                   6,900                          37 1/4
11/13                                   7,500                          37 5/16
11/13                                  (4,000)                         37.3100
11/13                                 (19,500)                         37.3470
11/13                                     200                          37 3/16
11/13                                     200                          37 1/4
11/13                                     300                          37 7/32
11/13                                     600                          37 5/16
11/13                                     600                          37 1/4
11/13                                     900                          37 5/16
11/13                                   2,800                          37 3/16
11/16                                   7,500                          37 1/4
11/16                                   7,500                          37 5/16
11/16                                   7,500                          37 5/16
11/16                                  14,700                          37 3/8
11/16                                  20,000                          37 5/16
11/16                                 (80,000)                         37.3799
11/16                                     100                          37 3/8
11/16                                     200                          37 3/8
11/16                                     200                          37 5/16
11/16                                     300                          37 3/8
11/16                                     500                          37 3/8
11/16                                     900                          37 1/4
11/16                                   1,200                          37 3/8
11/16                                   2,500                          37 5/16
11/16                                   5,000                          37 5/16
11/16                                   5,000                          37 5/16
11/16                                   7,500                          37 5/16
11/17                                  10,000                          37 1/4
11/17                                 (55,000)                         37.3270
11/17                                     200                          37 5/16
11/17                                     300                          37 1/4
11/17                                     300                          37 5/16
11/17                                     600                          37 5/16
11/17                                     700                          37 1/4
11/17                                     800                          37 5/16
11/17                                   1,000                          37 5/16
11/17                                   3,100                          37 5/16
11/17                                   4,200                          37 5/16
11/17                                   4,300                          37 1/4
11/17                                   5,000                          37 1/4
11/17                                   5,000                          37 5/16
11/17                                   5,000                          37 1/4
11/17                                   5,000                          37 1/4

11/17                                  10,000                          37 1/4
11/17                                     100                          37 5/16
11/17                                     100                          37 3/8
11/17                                     100                          37 1/4
11/18                                   5,000                          37 5/16
11/18                                   5,000                          37 1/4
11/18                                   5,000                          37 1/4
11/18                                   5,000                          37 5/16
11/18                                   5,000                          37 1/4
11/18                                 294,610                          37 1/4
11/18                                 (24,000)                         37 3/8
11/18                                (311,000)                         37.3696
11/18                                     100                          37 5/16
11/18                                     400                          37 5/16
11/18                                     700                          37 1/4
11/18                                     800                          37 5/16
11/18                                   1,000                          37 1/4
11/18                                   1,000                          37 1/4
11/18                                   1,000                          37 1/4
11/18                                   1,000                          37 1/4
11/18                                   1,500                          37 5/16
11/18                                   1,700                          37 5/16
11/18                                   3,300                          37 1/4
11/18                                   4,000                          37 1/4
11/19                                 (84,000)                         37.3063
11/19                                     100                          37 5/32
11/19                                     100                          37 1/4
11/19                                     300                          37 1/4
11/19                                   1,000                          37 3/8
11/19                                   1,100                          37 3/8
11/19                                   1,300                          37 1/4
11/19                                   1,300                          37 1/4
11/19                                   1,500                          37 3/8
11/19                                   1,500                          37 3/8
11/19                                   2,300                          37 1/4
11/19                                   4,900                          37 3/16
11/19                                   9,000                          37 1/4
11/19                                  15,000                          37 1/4
11/19                                  25,000                          37 1/4
11/19                                  25,000                          37 1/4
11/20                                     600                          37 3/8
11/20                                   3,500                          37/3/8
11/20                                   5,000                          37 1/4
11/20                                   5,000                          37 1/4
11/20                                  90,000                          37 5/16
11/20                                (105,000)                         37.4253
11/23                                   8,500                          37 11/16
11/24                                 (12,000)                         37 5/16
11/24                                 (82,500)                         37.4353
11/24                                   3,000                          37 3/8
11/24                                   4,600                          37 3/8
11/24                                   5,000                          37 3/8
11/24                                   5,000                          37 3/8
11/24                                   6,500                          37 3/8
11/24                                   7,500                          37 3/8
11/24                                   7,500                          37 3/8
11/24                                   7,500                          37 3/8
11/24                                   7,500                          37 3/8

11/24                                   7,500                          37 3/8
11/24                                  10,000                          37 3/8
11/24                                  11,500                          37 5/16
11/24                                  10,100                          37 5/16
11/24                                     400                          37 3/8
11/24                                   1,000                          37 3/8
11/24                                   2,500                          37 3/8
11/24                                   2,000                          37 5/16
11/24                                  10,000                          37 5/16
11/25                                     100                          37 3/8
11/25                                   3,000                          37 3/8
11/25                                  33,200                          37 1/8
11/25                                  65,000                          37 3/8
11/25                                  (5,000)                         37 1/4
11/25                                  (5,000)                         37.4732
11/25                                 (24,000)                         37.3836
11/25                                     344                          37.3836
11/25                                     200                          37.4732
11/25                                   3,290                          37.3836
11/25                                     304                          37.3836
11/25                                   1,400                          37.4732
11/25                                     284                          37.3836
11/25                                   1,248                          37.3836
11/25                                   1,400                          37.4732
11/25                                   6,722                          37.3836
11/25                                  10,539                          37.3836
11/25                                   1,269                          37.3836
11/25                                   1,400                          37.4732
11/25                                  10,539                          37.3836
11/25                                     100                          37 3/8
11/25                                   3,000                          37 3/8
11/27                                  41,100                          37 1/8
11/27                                    (200)                         37 1/8
11/27                                    (900)                         37 1/32
11/27                                  (2,000)                         37 1/8
11/27                                  (4,100)                         37
11/27                                  (5,000)                         37 1/8
11/27                                  (7,500)                         37 1/8
11/27                                 (10,000)                         37 1/8
11/27                                  (2,500)                         37.1600
11/27                                   2,500                          37.1600


               FREDERICK R. ADLER INTANGIBLE ASSET MANAGEMENT TRUST
               ====================================================

                                    Number of
   Date                          Shares Purchased           Price Per Share***
   ====                          ================           ==================

9/30/98                                20,000                     $33-1/8

9/30/98                                30,000                     33-1/4


------------------------------

***Excluding commissions.

9/30/98                                25,000                          33-1/4

9/30/98                                30,000                          33-3/8

9/30/98                                25,000                          33.15

10/8/98                                15,000                          29.9167

10/9/98                                40,000                          32.1406

10/14/98                               20,000                          33.459

10/15/98                               15,000                          33-1/2




                            THE COHEN REVOCABLE TRUST
                            =========================

                                      None



                                    A. CHANG
                                    ========

                                      None

                                  EXHIBIT INDEX



Exhibit No.             Document                                    Page No.
-----------             --------                                    --------

      1                 Form of Group Agreement among the
                        Reporting Persons with respect to
                        the filing of this Schedule 13D